United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE

Washington D.C. 20549

United States of America

Attention: Chery Brown

Irene Barberena-Meissner

May 7, 2025

Re:	VivoPower International PLC
Draft Registration Statement on Form F-1
Filed March 27, 2025
File No. 377-07824

Ladies and Gentlemen,

I am writing to submit the responses of VivoPower International PLC (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced filing (the “Draft Registration Statement”), contained in the Staff’s letter dated April 10, 2025 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1

Use of Proceeds, page 36

1.	We note you intend to use the net proceeds from this offering to fund working capital needs in connection with the expansion of your operations to the commercial electronic vehicle segment and to reduce your debts, including monies owed to shareholders and for general corporate purposes. Please expand this section to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F. Additionally, revise to describe the interest rate and maturity of the referenced indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Response: The Company has revised the disclosure on pages 3, 23, 36 and 85 of the Registration Statement in response to the Staff’s comment.

Major Shareholders and Related Party Transactions, page 80

2.	Please revise to provide your beneficial ownership information as of the most recent practicable date. Refer to Item 7.A of Form 20-F.

Response: The Company has revised the disclosure on pages 82 and 84 of the Registration Statement in response to the Staff’s comment.

General

3.	Please revise to provide the current status of your compliance with Nasdaq Listing Rule 5550(b)(1). In this regard, we note that a Form 6-K filed on January 10, 2025 states that you received a letter (the ‘Notice’) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC (‘Nasdaq’) indicating that you were not in compliance with Nasdaq Listing Rule 5550(b)(1) based on minimum stockholders’ equity, market value of listed securities, or net income requirements, that you had until February 17, 2025, to submit a compliance plan, and that you intended to submit such plan by January 13, 2025.

Response: The Company has revised the disclosure on page 4, 22 and F-24 of the Registration Statement in response to the Staff’s comment.

4.	Please revise to provide the current status of the non-binding takeover proposal from Energie Holdings Limited. In this regard, we note a Form 6-K filed March 24, 2025, discloses that you confirmed on that date that you received such unsolicited nonbinding takeover proposal, the proposal is an all-cash offer for all non affiliated free float shares of VivoPower at an enterprise value of US$120 million and is subject to due diligence, your board members were in the process of reviewing with its advisors and will provide an update to the market as soon as possible.

Response: The Company has revised the disclosure on page 3 and F-24-25 of the Registration Statement in response to the Staff’s comment.

5.	We note that more than nine months have passed since the end of your last audited fiscal year. Please revise to update your financial information with interim financial statements, and provide corresponding updated disclosures in the Operating and Financial Review and Prospects section of the prospectus. Refer to Item 8.A.5 of Form 20-F.

Response: The Company has revised the disclosure throughout the Registration Statement and in the accompanying financial statements starting on page F-1 of the Registration Statement in response to the Staff’s comment.

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Please do not hesitate to contact me, or Elliott Smith of Perkins Coie at (212) 261-6847, with any questions or comments regarding this letter.

Best Regards,

/s/ Kevin Chin
Kevin Chin, Chief Executive Officer

cc: Elliott Smith, Perkins Coie LLP